Exhibit (e)(5)(C)

PERSONAL EMPLOYMENT AGREEMENT

AGREEMENT entered into as of 1st of June 2015 between Mr. Danny KEDAR, Israeli, I.D. no. [***], residing at [***] (“Employee”), and Sequans Communications Israel Ltd, Em Hamoshavot Road 94 - Kiryat Aryeh, Petach Tikvah 49527 Israel (the “Company”).

W I T N E S E T H:

WHEREAS, the Company is in the business of semiconductor for broadband wireless applications (the “Business”); and

WHEREAS, Employee represents that he possesses the skills, expertise and experience necessary for the purpose of his employment with the Company;

WHEREAS, the Company desires to employ Employee, and the Employee desires to be employed in the Company;

NOW THEREFORE, in consideration of the premises and mutual agreements hereinafter contained, the parties hereto agree as follows:

1. Contents of Agreement/Definitions

1.1 The preamble and the appendices to this Agreement constitute an integral part of the Agreement.

1.2 The headings of the clauses of this Agreement are given only for the convenience of the parties, and are not to be used for interpretation of the Agreement.

2. Employment and Duties

2.1 With effect from the 1st of June 2015 (as defined in Section 3 hereto), the Company employs Employee and Employee accepts employment with the Company as VP, Strategic Programs, upon the terms and conditions set forth herein. The duties of the Employee shall be in accordance with the instructions of the Company’s COO or his representative (“Direct Supervisor”).

Employee shall devote all necessary time and attention to the Business of the Company and shall perform his duties diligently and promptly for the benefit of the Company in accordance with the Company’s and/or the Direct Supervisor’s instructions and guidelines, as those may be from time to time.

2.2 Employee shall work five days a week, Sunday to Thursday, unless otherwise required by the Company, upon its sole discretion and shall dedicate to his work such hours as shall be required for the performance of his duties.

2.3 The Employee shall devote his time, energy, skills, know how, experience and working ability for the promotion of the Company’s business, its interests and benefit. The Employee shall act at all times in an appropriate manner to suit his position in the Company.

2.4 During his engagement hereunder, Employee shall not, without the prior written consent of the Company, undertake or accept any other paid or unpaid employment or occupation or engage in or be associated with), directly or indirectly, any other businesses, duties or pursuits or hold any other position at any entity whatsoever except for de minims non-commercial or non-business activities. It is agreed that Employee shall be entitled to perform financial investment in a company which shall not exceed 5% of the issued and outstanding capital of such company, provided that it is not engaged in the Business and/or does not otherwise compete with the Company and/or such investment does not create a conflict of interest with Employee’s duties in the Company.

2.5 Without derogating from the generality of the aforesaid, the Employee undertakes to notify the Direct Supervisor in writing and without any delays whatsoever regarding any matter and/or subject in which the Employee may have personal interest and/or which may create a conflict of interest with his duties in the Company.

3. Term and Termination of Employment

3.1 Employee’s employment under this Agreement shall commence on the 1st of June 2015 (the “Effective Date”) and shall end on the earliest of: (i) the death of Employee; (ii) termination by either party.

3.2 Either party may terminate this agreement without cause, as hereinafter defined, by providing a prior written notice to the other party (the “Notice Period”) of thirty (30) days during the first six (6) months of employment and sixty (60) days thereafter. During the Notice Period, Employee shall continue his services unless otherwise instructed by the Company, and shall cooperate with the Company and use his best efforts to assist the integration into the Company organization of the person or persons who will assume the Employee’s responsibilities.

In addition at any time, the Company shall be entitled to immediately terminate Employee’s employment hereunder for ‘cause’ (as set forth in Section 4 below) by providing notice thereof to Employee. Upon termination of the Employee’s employment with the Company, the Employee shall transfer his duties in a proper manner to any employee, all in accordance with the instructions of the Company, including complete overlap with the employee replacing him. Moreover, the Employee shall return to the Company immediately upon termination any document and/or object found in his possession and/or in his control, that belongs to the Company and that he has received subsequent to his work or for the purposes of his work, including the Car (as defined below) etc.

Company’s Contribution from each monthly Base Gross Salary payment, on account of the Insurance Policy.

3.3 The Employee declares that the allocations and deductions for the Insurance Policy were made at his request and that the amounts specified above shall come instead of severance payment to the Employee or his kin according to Section 14 of the Severance Pay Act, 1963. It is hereby agreed that upon termination of employment under this Agreement, the Company shall release to the Employee all amounts accrued in the Insurance Policy on account of both the Company’s and Employee’s Contributions. It is hereby agreed, without derogating from the applicable law, that if the Employee is dismissed under the circumstances defined in Section 16 and/or Section 17 of the Severance Pay Law - the Employee shall not be entitled to any Severance Pay.

It is hereby clearly agreed and understood that the amounts accrued in the Insurance Policy on account of the Company’s Contribution [i.e.13.33% of each monthly Base Gross Salary payment] shall be in lieu and in full and final substitution of any severance pay the Employee shall be or become entitled to under any applicable Israeli law. This section is in accordance with Section 14 of the Severance Pay Law, and the General Approval of the Labor Minister, dated June 30, 1998, issued in accordance to the said Section 14, a copy of which is attached hereby as Appendix A.

3.4 The Company and the Employee shall open and maintain a Keren Hishtalmut Fund as of the Effective Date (the “Fund”). The Company shall contribute to such Fund, as of the Effective Date, an amount equal to seven and a half percent (7.5%) and the Employee shall contribute to such Fund an amount equal to two and a half percent (2.5%) of each monthly Base Gross Salary payment, to the maximum amount allowed for income tax benefits by the Income Tax Authority. The Employee hereby instructs the Company to transfer to the Fund the amount of the Employee’s and the Company’s contribution from each monthly Base Gross Salary payment. The above mentioned payments shall be made in accordance with the applicable income tax regulations as those may be from time to time.

In the event that the Employee’s employment shall be terminated for any reason whatsoever, the Fund shall be available to the Employee. Notwithstanding the aforesaid, in the event that the termination of the Employee’s employment with the Company occurred for one of the reasons specified in Section 4 above, the Company shall be entitled, at its sole discretion, to withhold from the Employee the portion of the Company’s contribution to the Fund inclusive of any revenue made thereon.

3.5 The Company shall obtain Disability Insurance (“Ovdan Kosher Avoda”), which may be included within the Insurance Policy, for the exclusive benefit of the Employee and shall contribute therefore an amount of up to two and a half percent (2.5%) of each monthly Base Gross Salary payment. Such maximum amount may be adjusted by Company on Employers’ request.

3.6 The Company shall provide the Employee with a car allowance which will not exceed a maximum gross amount equal to ILS four thousand and four hundred (ILS 4,400) per month.

4. Provisions Concerning the Term of Employment

For the purpose of this Agreement, “cause” shall exist if Employee (i) breaches any of the terms of Sections 2, 7, 8, 9 and 10 or; (ii) engages in willful misconduct or acts in bad faith with respect to the Company in connection with and related to the employment hereunder; (iii) is convicted of a felony of any nature or is held liable by a court of competent jurisdiction for fraud against the Company; (iv) fails to comply with the instructions of the Company given in good faith; or (v) is dismissed under the circumstances defined in Section 16 and/or Section 17 of the Severance Pay Law, 1963 (hereinafter: the “Severance Pay Law”);

5. Compensation and fringe benefits

In consideration for the Employee’s employment with the Company and for all the services rendered by him under this Agreement the Company shall pay to the Employee the following payments:

5.1 The Company shall pay to Employee a monthly gross amount equal to ILS forty seven thousand and six hundred (ILS 47 600) (“Base Gross Salary”).

In addition, Employee will be eligible to receive a quarterly bonus (“Bonus”) that can reach ILS thirty five thousand and seven hundred (ILS 35 700) per quarter. It is hereby clarified that the payment of the Bonus is not mandatory and is derived from the Employee’s performance as specified by the Company from time to time and from the Company performance. It also clarified that the Bonus shall not be considered as part of the Base Gross Salary for all intents and purposes, including for the payment of the fringe benefits, severance payments or any other payments during the employment period or upon termination thereof.

5.1.1 The Company will pay the Employee the Base Gross Salary before the 19th of each month, for the previous month. Payment of the quarterly Bonus, if applicable, will be done with the payment of the Base Gross Salary of the first month of the following quarter.

5.2 The Company and the Employee will obtain and maintain Managers Insurance through “MISGAV - Jerusalem” (“Bituach Menahalim”) according to the Company’s sole discretion and the Company will inform the Employee in writing the type of such Bituach Menahalim, for the exclusive benefit of the Employee in the customary form with respect to which the Company shall be the beneficiary. The Company shall contribute an amount equal to thirteen and one third percent (13.33%) of each monthly Base Gross Salary payment (out of which 8.33% are designated for severance payments and 5% are designated for compensatory payments - “Company Contribution”) and the Employee shall contribute five percent (5%) of the monthly Base Gross Salary payment (“Employee’s Contribution”) toward the premiums payable in respect of such insurance (the “Insurance Policy”). The Employee hereby instructs the Company to transfer to the insurance Company the amount of the Employee’s and the

5.3 The Agreed Alternative Payment in Case of a Claim for Overtime Payments. Employee agrees and acknowledges that his position in the Company requires a special degree of personal trust and that the Employee’s terms of employment and the circumstances thereof are of the kind that “do not make it possible for the employer to supervise his work hours,” as defined in the Hours of Work and Rest Law, 1951 (hereinafter: the “Hours of Work and Rest Law”) which does not apply on him. Therefore, the Employee shall not be entitled to claim or receive payments or any additional pay for overtime working hours, shifts, or work performed on Saturday or holidays. Furthermore, the Employee agrees and acknowledges that as aforesaid the Base Gross Salary includes a global compensation for any requirements to work, from time to time, overtime, shifts, or on Saturdays or holidays.

5.3.1 The Employee undertakes, by signing this Agreement, that he will not sue, and/or demand, and/or claim that he is entitled to any additional payment in addition to his Base Gross Salary due to overtime, and confirms that his Base Gross Salary includes all the consideration which the Employee is entitled to receive for overtime.

5.3.2 Therefore, if notwithstanding the agreement of the parties and the Employee’s informed undertaking under this Agreement, it will be decided by a competent court, or any other competent tribunal, either due to Employee’s application or any other reason, that the Hours of Work and Rest Law applies to the Employee, and that therefore the Employee is entitled to compensation, or any other additional payments due to overtime - then the parties hereto agree that the salary, which the Employee was entitled to in the course of his employment with the Company, was 75% (Seventy-Five percent) of the Base Gross Salary (hereinafter the “Agreed Alternative Payment”).

5.3.3 The Employee will be obligated to return and repay to the Company, on the day of filing of the claim and/or demand which contradicts this Agreement, in which it will be claimed that the Working Hours and Rest Law applies to him, and/or that he was entitled to Overtime Payments - all additional payments that the Employee received from the Company over the Agreed Alternative Payment as defined above (the “Excess Amount”).

5.3.4 The Excess Amount that the Employee will be obligated to return to the Company as mentioned above shall bear interest at an annual rate of 10% and shall be linked to the Cost of Living Index from the date the Excess Amount was paid to the Employee until the day such amount was returned to the Company.

5.3.5 The Company shall be entitled to set off such Excess Amounts against all amounts that the Employee shall be entitled to under this Agreement, including from the amounts accrued in the Fund and/or in the Insurance Policy or under the decision of the Court or of any other competent tribunal as mentioned above, which shall not derogate from any other right of the Company to receive from the Employee the rest of the amounts it is entitled to, together with interest and linkage differentials as aforesaid.

6. Taxation

6.1 To the extent applicable, the Company shall deduct and withhold from the compensation payable to Employee under this Agreement including from the Base Gross Salary and Bonus, if payable, any and all taxes, payments and charges (including health tax) applicable to Employee as may now be in effect or which may hereafter be enacted or required by law, and make the appropriate payments on behalf of Employee to the income tax authorities, the Institute of National Insurance (Bituach Leumi), Health Insurance and any other relevant authority.

Employee shall respectively pay all taxes and payments as required or shall be required by any applicable law. Employee shall notify the Company of any change in Employee’s place of residence or status, which may affect Employee’s tax liability anywhere in the world, promptly after the change.

The Employee acknowledges that some of the benefits granted to Employee under this Agreement may be treated by the authorities as additional compensation to Employee, and therefore Employee agrees that, in such event Employee shall pay all taxes, national insurance contributions, and other payments required to be paid to the authorities in connection therewith and he authorizes the Company to withhold such payments from the amounts due to him according to this agreement.

7. Secrecy and Nondisclosure

7.1 The Employee shall treat as secret and confidential all of the processes, methods, formulas, procedures, techniques, software, designs, data, drawings and other information which are not of public knowledge or record pertaining to the Business of the Company, including without limitation, all business information relating to customers and suppliers and products of which the Employee becomes aware during and as a result of his employment or association with the Company, and Employee shall not disclose, use, publish, or in any other manner reveal, directly or indirectly, at any time during or after the term of this Agreement, any such processes, methods, formulas, procedures, techniques, software, designs, data, drawings and other information pertaining to the existing or future Business or products of the Company. The Employee may disclose or use such information, if at all, only with the prior express written consent of the Company.

7.2 The Employee hereby undertakes to return, upon request, to the Company, all written materials, records, documents, computer software and/or hardware or any other material which belongs to the Company and that might be in his possession, and if requested by the Company to do so, will execute a written statement confirming compliance with the above said.

7.3 The Employee acknowledges that all of the secrets, information, or documents aforementioned in Sub-Sections 7.1 and 7.2 above, are essential commercial and proprietary information of the Company, or third parties to whom the Company owes a duty of confidentiality which is not public information and cannot easily be discovered by others, whose confidentiality provides the Company a commercial advantage over its competitors, and the Company is taking reasonable measures to safeguard its confidentiality.

7.4 The Employee’s undertakings pursuant to this clause shall remain in force throughout the term of the employment of the Employee and after the termination of Employee’s employment under this Agreement without any time limitation.

8. Non-Competition

Employee agrees that during the term of this Agreement and for a period of one (1) year after he ceases to be employed by the Company he will not, directly or indirectly, for his own account or as an employee, officer, director, partner, joint-venture, shareholder, investor, consultant or otherwise (except as an investor in a corporation which stock is publicly traded and in which Employee holds less than 5% of the outstanding shares) and without the prior written consent of the Company, interest himself in or engage in any business or enterprise, anywhere in the world, that directly competes with the Business of the Company, that exists now or in the future or is based on similar technology to the technology that was developed by the Company.

8.1 Employee agrees that during a period of twelve months from termination of this Agreement, he shall not employ, directly or indirectly, any individual employed by the Company during the six-month period, which preceded such date of termination.

8.2 Employee acknowledges that the restricted period of time and geographical area specified under Sections 8.1 and 8.2 hereof are reasonable, in view of the nature of the business in which the Company is engaged and Employee’s knowledge of the Business.

8.3 Notwithstanding anything contained in Section 8.3 to the contrary, if the period of time or the geographical area specified under Sections 8.1 or 8.2 hereof should be determined to be unreasonable in any judicial proceeding, then the period of time and area of the restriction shall be reduced so that this Agreement may be enforced in such area and during such period of time as shall be determined to be reasonable by such judicial proceeding.

8.3.1

8.4

8.5 The Employee declares and acknowledges that:

8.5.1 His obligations of protecting the confidentiality and non-competition provisions included in this agreement are fair, reasonable, and proportional, especially in light of the Bonus compensation provided for under Section 5.1 of this Agreement which is designed to protect the Company’s secrets and its confidential information, which constitute the essence of its protected business and commercial advantage in which significant capital investments were made.

8.5.2 Breach of an obligation under this Section 8 shall contradict the nature of the special trust and relationship of loyalty between the parties, the fair and proper business practices, the duty of good faith and fairness between the parties, shall harm the Company, and shall constitute a material breach of this Agreement and the trade secrets, confidential connections, confidential information, and other privileged interests of the Company.

8.5.3 The Employee declares that his obligations under this section, which are reasonable and proportional - do not prevent the Employee from developing his general knowledge and professional expertise in the area of the Business, with regard to those who are not customers and employees of the Company and without usurping its trade secrets.

9. Development Rights

The Employee agrees and declares that all proprietary information including but not limited to copyrights, trade secrets and know-how, patents and other rights in connection therewith developed by or with the contribution of Employee’s efforts during his employment by the Company shall be the sole property of the Company, or at the Company’s discretion, any other entity as it shall so direct, and the Employee shall execute all documents necessary to assign any patents to the Company or such other entity, as the case may be, and otherwise transfer such proprietary rights thereto.

In Addition, Employee agrees to be bound by the terms and conditions of the Intellectual Property assignment of rights stated in Appendix B hereto, incorporated by reference as part of this Agreement.

10. Employee Representations and Acknowledgments

The Employee represents and warrants to the Company that the execution and delivery of this Agreement and the fulfillment of the terms hereof (i) will not constitute a default under or breach of any agreement or other instrument to which he is a party or by which he is bound, including without limitation, any confidentiality or non-competition agreement, (ii) do not require the consent of any person or entity, and (iii) shall not utilize during the term of his employment any proprietary information of any third party, including prior employers of the Employee.

11. Vacation, Illness, Dmey Havra’ah and Reserve Duty

11.1 Employee shall be entitled to twenty-two (22) paid vacation days during each year of his employment. The date of departure for leave shall be coordinated in advance between the Employee and the Direct Supervisor.

11.2 It is hereby stipulated that the Employee shall be required to use all the vacation days awarded to him during the year for which they are awarded and shall not be entitled to accumulate any unused vacation days for the following years.

11.3 Employee shall be entitled to such number of paid illness leave during each year of employment, as provided by Israeli Labor Law. In the event of loss of working ability that shall entitle the Employee to payment according to the Insurance Policy (Disability Insurance), such payment shall be set off against payment for sick leave to which the Employee shall be entitled to at such time.

11.4 The Employee agreed that all the “Dmey Havra’ah” that he is entitled to according to the Israeli labor laws and/or Extension Orders are included in his Base Gross Salary and he will not be entitled to any additional payments of “Dmey Havra’ah” from the Company.

11.5 The Employee shall receive the Base Gross Salary payable in respect of periods of the Employee’s military reserve duty against endorsement of national insurance payments to the Company. The Company shall be entitled to receive and to retain any amounts payable by National Insurance Institute or any other agency or entity in respect of such periods and the Employee undertakes to furnish the Company with an appropriate confirmation about his active reserve duty for submission to the National Insurance Institute.

12. Benefit

Except as otherwise herein expressly provided, this Agreement shall inure to the benefit of and be binding upon the Company, its successors and assigns, including, without limitation, any subsidiary or affiliated entity and shall inure to the benefit of, and be binding upon, Employee, his heirs, executors, administrators and legal representatives. Notwithstanding the foregoing, the obligations of Employee hereunder shall not be assignable or delegable.

13. Entire Agreement

This Agreement constitutes the entire understanding and agreement between the parties hereto, supersedes any and all prior discussions, agreements and correspondence with regard to the subject matter hereof, and may not be amended, modified or supplemented in any respect, except by a subsequent writing executed by both parties hereto.

14. Notices

All notices, requests and other communications to any party hereunder shall be given or made in writing and telecopied, mailed (by registered or certified mail) or delivered by hand to the respective party at the address set forth in the caption of this Agreement or to such other address (or facsimile number) as such party may hereafter specify for the purpose of notice to the other party hereto. Each such notice, request or other communication shall be effective (i) if given by facsimile, when such facsimile is transmitted to the facsimile number specified herein and the appropriate answerback is received or (ii) if given by any other means, when delivered at the address specified herein.

15. Affiliated Companies

For the purpose of Sections 7, 8 and 9 above, the term “Company” shall include also the Company’s parent company, Company’s subsidiary or any company controlled or owned by the Company’s parent company.

16. Applicable Law

16.1 The provisions of this Agreement are in lieu of the provisions of any collective bargaining agreement, and therefore, no collective bargaining agreement shall apply with respect to the relationship between the parties (subject to the applicable provisions of the law).

16.2 This Agreement shall be governed by, and construed and enforced in accordance with, the laws of Israel without giving effect to principles of conflicts of law and the courts of Israel, District of Tel Aviv, shall have exclusive jurisdiction over the parties hereto and subject matter hereof.

Miscellaneous

It is hereby declared that this Agreement constitute a notice to the Employee regarding the terms of his employment with the Company according to the Notice to Employee Law (Term of Employment), 2002.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first appearing above.

/s/ Deborah Choate	/s/ Danny Kedar
SEQUANS Communications Deborah CHOATE Chief Financial Officer:	Danny KEDAR

October 18, 2022

To: Danny KEDAR

Dear Danny,

Re: Notice of modifications to the terms of the compensation

Pursuant to the Employment Agreement entered between you and Sequans Communications Israel Ltd. (the “Company”) dated June 15th, 2015, and any later amendment made to that Agreement (the “Employment Agreement”), the Company would like to inform you of the following modifications to the terms of the payment of your Gross salary and Bonus (subject to eligibility).

Terms not defined herein shall have the meaning attributed to them in the Employment Agreement.

1. Starting July 1, 2022, the following modifications shall apply regarding your employment terms:

a. A sum equal to half of the quarterly Bonus you are entitled to, shall be evenly distributed and added to your monthly salaries, so that your monthly Gross Salary shall be raised to 68,200 ILS.

b. Your maximum annual bonus shall thus be 15% of your annual Gross Salary.

2. The remaining terms of your Employment Agreement shall remain unchanged.

Regards,

/s/ Deborah Choate

Deborah CHOATE,

Director

Sequans Communications Israel Ltd.

Accepted by: Danny Kedar	Signature: /s/ Danny Kedar

Date: 2/11/2022